Exhibit (a)(1)(l)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer To Purchase, dated December 15, 2006, and the related Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Apex Acquisition Corporation by UBS Securities LLC or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

Notice of Offer To Purchase for Cash
All Outstanding Shares of Common Stock
of
APPLICA INCORPORATED
at
$6.50 Net Per Share
by
Apex Acquisition Corporation,
an indirect, wholly owned subsidiary
of
NACCO Industries, Inc.

Apex Acquisition Corporation, a Florida corporation (“Purchaser”) and an indirect, wholly owned subsidiary of NACCO Industries, Inc., a Delaware corporation (“NACCO”), is offering to purchase all outstanding shares of common stock (the “Shares”) of Applica Incorporated, a Florida corporation (the “Company”), at a purchase price of $6.50 per Share (the “Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer To Purchase, dated December 15, 2006 (the “Offer To Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their name and who tender directly will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Following the Offer, the Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JANUARY 16, 2007, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire as many outstanding Shares not owned by NACCO and its affiliates as possible as a first step in acquiring the entire equity interest in the Company. If the Offer is completed, Purchaser will merge with and into the Company (the “Merger”) in accordance with the applicable provisions of the Florida Business Corporation Act (the “FBCA”), unless it is not lawful to do so. In the Merger, each then issued and outstanding Share (other than Shares held by NACCO and its affiliates and Shares held by shareholders who validly perfect their appraisal rights under the FBCA, if applicable) will be converted into and represent the right to receive the Offer Price.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which constitute a majority of the outstanding Shares, calculated on a fully diluted basis as of the date the Shares are accepted for payment pursuant to the Offer, excluding Shares beneficially owned by NACCO and its affiliates (the “Minimum Condition”); (2) the board of directors of the Company having irrevocably taken all action necessary to render sections 607.0901 and 607.0902 of the Florida Business Corporation Act inapplicable to Purchaser and to the acquisition by Purchaser of the Shares pursuant to the Offer (the “Control Share Act Condition”); and (3) either (A) the Agreement and Plan of Merger dated as of October 19, 2006 (the “Harbinger Agreement”), by and among the Company and certain entities affiliated with Harbinger Capital Partners having been terminated or (B) a court of competent jurisdiction having entered an order satisfactory to Purchaser that the Harbinger Agreement is not legally valid and binding on the Company. The Offer is also subject to certain other conditions contained in the Offer To Purchase, but is not subject to any financing contingency.

The Offer is being made without the prior approval or recommendation of the Company’s board of directors. Purchaser has, however, proposed that the Agreement and Plan of Merger, entered into by and among NACCO, a NACCO subsidiary and the Company on July 23, 2006, be amended, which requires the approval of the Company’s board of directors. In addition, Purchaser’s obligation to purchase Shares under the Offer is subject to the Control Share Act Condition. Subject to applicable law, Purchaser reserves the right (including amending the number of Shares to be purchased, the Offer Price and the consideration to be offered in the Merger) to amend the Offer if NACCO or any of its subsidiaries enters into an amended or other merger agreement with the Company not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by NACCO and the Company.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering shareholders. Under no circumstances will interest on the purchase price of Shares be paid by Purchaser because of any delay in making any payment. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates for such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer To Purchase) pursuant to the procedures set forth in the Offer To Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” of the Offer To Purchase) in lieu of the Letter of Transmittal and (3) all other documents required by the Letter of Transmittal.

Purchaser may, in its sole discretion, elect at any time to extend the Offer. If Purchaser decides to extend the Offer, Purchaser will inform the Depositary of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, January 16, 2007, unless and until Purchaser will have extended the period of time during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, expires.

If all the conditions to the Offer have been satisfied or waived, and subject to certain other conditions, pursuant to Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), after the expiration of the Offer, Purchaser may elect, in its sole discretion, to provide a subsequent offering period (a “Subsequent Offering Period”), pursuant to which Purchaser may add a period of between three and 20 business days to permit additional tenders of Shares not tendered during the period of the Offer prior to the Expiration Date. If Purchaser decides to provide for a Subsequent Offering Period, Purchaser will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. Subject to applicable law and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement. If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, to extend the Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Periods (including extensions thereof) is no more than twenty business days, by giving oral or written notice of such extension to the Depositary. During a Subsequent Offering Period, tendering shareholders will not have withdrawal rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date unless theretofore accepted for payment pursuant to the Offer. Except as otherwise provided in “The Offer — Section 4. Withdrawal Rights” of the Offer To Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer To Purchase. Any notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer To Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, as set forth in the Offer To Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a shareholder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such shareholder’s adjusted tax basis in the Shares exchanged therefor. Provided that such Shares constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. The deductibility of capital losses is subject to limitations. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of U.S. federal income tax laws (including the alternative minimum tax) and any state, local or foreign income and other tax laws and of changes in such tax laws. For a description of certain U.S. federal income tax consequences of the Offer and the Merger, see “The Offer — Section 5. Certain Federal Income Tax Consequences” of the Offer To Purchase.

To ensure compliance with U.S. Treasury Department Circular 230, shareholders are hereby notified that: (1) any discussion of U.S. federal tax issues in this document is not intended or written by Purchaser to be relied upon, and cannot be relied upon by shareholders, for the purpose of avoiding penalties that may be imposed on shareholders under the U.S. Internal Revenue Code; (2) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein by Purchaser; and (3) shareholders should seek advice based on their particular circumstances from their own independent tax advisors.

The information required to be disclosed by paragraph (d)(l) of Rule 14d-6 under the Exchange Act is contained in the Offer To Purchase and is incorporated herein by reference.

A request is being made to the Company for the use of the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to the Company’s shareholders. Upon compliance by the Company with such request, the Offer To Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer To Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer To Purchase, the Letter of Transmittal and all other tender offer materials should be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(Call Collect) (212) 929-5500
or
Call Toll-Free (800) 322-2885
Email: proxy@mackenziepartners.com

The Dealer Manager for the Offer is:
UBS Investment Bank
299 Park Avenue, 39th Floor
New York, New York 10171
877-299-7215

December 15, 2006

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